SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

The Company informs its shareholders and the market in general that  received, on July 30, 2015, the  letter of the Comissão de ValoresMobiliários (“CVM”) No. 298/2015/CVM/SEP/GEA-1, requesting clarification regarding the news published by the news real-time service estadão.com.br, under the heading "Eletrobras will call former minister of the Supreme Court to compose the commission”, as transcribed by the end of this Announcement.

In response to the mentioned letter, the Company hereby clarifies to its shareholders and market in general the following:

1.       The Board of Directors, during the meeting held on this date,  approved the creation of the Investigation Management Comission ("Commission"), which will monitored the investigation (in progress) that has conducted by  Hogan Lovells, as mentioned in the Market Announcement of July 9, 2015;

2.       The Board of Directors also approved today, hiring of two (2) notorious experts to compose the mentioned Commission, who, as members, shall be independent in relation to the management of the Company and its controlling shareholder. The members approved were: Dr. Ellen Gracie Northfleet and and Dr. Durval José Soledade Santos;

3.       Due to de fact that Eletrobras needs to observe legal procedures for hiring of the aforementioned members to this Commission, the contracts  haven’t been signed yet;

4.       At the end of this day, the executives Valter Luiz Cardeal de Souza, Chief Generation Officer of Eletrobras, and Adhemar Palocci, Chief Planning and Engineering Officer of Centrais Elétricas do Norte do Brasil S.A (“Eletronorte”), requested license of their respective positions;

5.       The Company reaffirms that is monitoring the news that have being published in the local press and the events that occurred in recent days, as well as the evolution of the investigation in progress by Hogan Lovells;

6.       The Company will adopt the necessary measures to defend the Company's interests, as well as has been keeping the market informed timely.

Rio de Janeiro, July 31, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Transcription of letter of the Comissão de Valores Mobiliários (“CVM”) No. 298/2015/CVM/SEP/GEA-1.

Subject: Clarification regarding the news published by the local press

Mr Director,

1.       We refer to the article published today in midia estadão.com.br, section “notícias”, under the heading "Eletrobras will call former minister of the Supreme Court to compose the commission” whose text referring to the work of the KPMG audit follows transcribed below:

There are rumors that the KPMG audit intends to keep away two other executives mentioned in the plea bargaining of the operation Lava Jato: the Chief Generation Officer of Eletrobrás, Valter Luiz Cardeal de Souza, and the Chief Planning and Engineering Officer at Eletronorte, Adhemar Palocci, brother of former Finance Minister Antonio Palocci.

2.       In this regard, we request information about the veracity of statements disclosed in the news and, if confirmed, also clarify the reasons why the company decided not to address as a Material Fact pursuant to CVM Instruction No.358/02.

3.       This information must take place through the Empresa.NET System category: Comunicado ao Mercado,type: EsclarecimentossobreConsultasCVM/BOVESPA, subject: NotíciaDivulgadanaMídia, which will include a transcript of this letter.

4.       We emphasize that, pursuant to art. 3 of CVM Instruction No.358/02, it is the responsibility of the Investor Relations Officer to disclose and communicate to CVM and, if applicable, the Stock Exchange and OTCentity on which the securities issued by the company are traded, any act or fact occurred or related to the Company business and ensure its wide and immediate dissemination, simultaneously in all markets where such securities are traded.

5.       We also recall the obligation referred to in the sole paragraph of art. 4 of CVM Instruction No.358/02, to inquire managers and controlling shareholders, in order to ascertain whether they have knowledge of information that should be disclosed to the market.

6.       Finally, we clarify that the CVM understands that, in the case of leak information or if the company's issued securities present an unusually variation, the material facts must be immediately reported, although this informs refers to operation under negotiating (did not concluded), initial negotiations, feasibility studies or the mere intention of conducts of business (CIRCULAR LETTER/CVM/SEP/No.02/2015).

7.       We confirm, for appropriate legal purposes, the noncompliance with the information request within 1 business day will subject the Company, based on section II of Article 9 of Law No.6,385/1976 and Article 7 combined with Article 9 of CVM Instruction No.452/2007, application of punitive fine in the amount of R$ 1,000.00 (one thousand reais).

Regards,

Nilza Maria Silva de oliveira

Management of Comissão de Valores Mobiliários

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.